UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2017

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐   No  ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐   No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐   No☒

Contacts in Santiago, Chile	April 26th 2017

Andrés Wainer, Chief Financial Officer Paula Vicuña, Head of Investor Relations (56-2) 2338-0520 / paula.vicuna@koandina.com

Coca-Cola Andina announces Consolidated Results for the

First Quarter of 2017

Figures included in this analysis are set according to IFRS, in nominal Chilean Pesos. All variations are calculated regarding the same quarter of the previous year. For a better understanding of the analysis per country, we include quarterly figures in nominal local currency.

Consolidated Sales Volume for the quarter was 202.4 million unit cases, decreasing 5.3% regarding the same quarter of the previous year.

Consolidated Net Sales for the quarter amounted to Ch$501,388 million, increasing 9.2% regarding the same quarter of the previous year.

Consolidated Operating Income(1) for the quarter reached Ch$78,143 million, representing a 17.7% increase regarding the same quarter of the previous year.

Consolidated EBITDA(2) increased 14.8% compared to the same quarter of the previous year reaching Ch$102,968 million during the quarter. EBITDA margin reached 20.5%, expanding 100 basis points regarding the same quarter of the previous year.

Net Income attributable to the controllers reached Ch$42,898 million for the quarter, representing a 29.9% increase regarding the same quarter of the previous year. Net margin reached 8.6%, expanding 137 basis points regarding the same quarter of the previous year.

Comment by Mr. Miguel Ángel Peirano, Chief Executive Officer

“We closed the first quarter of the year, with positive results, both at the operating and net income levels. In each one of the franchises where we operate we increased operating income and EBITDA, and we also had an expansion of margins.  The strengthening of local currencies in Brazil and Chile helped reduce our dollarized costs in comparison to last year, which had a positive effect on the results. This was achieved despite the fact that the macroeconomic situation of the countries in which we operate continue being weak, impacting volumes in the industry, a trend that still has not shown improvement, particularly in the case of Brazil. Nevertheless we continue with a strict control of costs and expenses and a very detailed management of pricing and packaging strategy in each one of the franchises where we operate. Likewise, we will continue the work we have been doing at the points of sale, executing the market with excellence, since this is a priority for the development and strengthening of our business.”

(1) Operating Income considers Revenue, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Superintendence of Securities and Insurance and determined in accordance to IFRS.

(2) EBITDA: Operating Income + Depreciation

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINAA; ANDINAB

www.koandina.com

CONSOLIDATED SUMMARY

All figures included in this analysis are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2016 are in nominal terms. On average during the quarter, the Argentine Peso depreciated against the U.S. Dollar by 8.2%, while the Brazilian Real, the Chilean Peso and the Paraguayan Guaraní appreciated by 19.6%, 6.7% and 2.5%, respectively. The Argentine Peso and the Paraguayan Guaraní depreciated against the Chilean Peso by 13.8% and 4.3% respectively, generating a negative accounting impact due to the conversion of figures. On the other hand, the Brazilian Real appreciated by 16.1% regarding the Chilean Peso, generating a positive accounting effect upon conversion of figures.

1st Quarter 2017 vs. 1st Quarter 2016

Consolidated Sales Volume for the quarter reached 202.4 million unit cases, representing a 5.3% decrease with respect to the same period of 2016, explained by volume decreases in Argentina and Brazil, which was not able to be offset by the growth of our operations in Chile and Paraguay. Our Sales Volumes were affected by macroeconomic factors which are negatively impacting the economies of the countries where we operate having an effect over consumption, especially in Brazil and Argentina.

Consolidated Net Sales reached Ch$501,388 million, a 9.2% increase, mainly explained by the implementation of price increases in all of the franchises where we operate and the positive impact of translation of figure from our subsidiary in Brazil.

Consolidated Cost of Sales increased 6.8%, which is mainly explained by (i) the effect upon translation of figures from our subsidiary in Brazil, (ii) the effect of the shift in the mix towards products carrying a higher cost in Chile and Paraguay, (iii) greater cost in U.S. dollars of sugar, and (iv) increased concentrate costs due to the implementation of price increases.  The aforementioned was partially offset by (i) lower sales volume, (ii) currency devaluations, particularly in Argentina, and (iii) higher labor costs in Argentina and Paraguay.

Consolidated Distribution Costs and Administrative Expenses increased 9.9% which is mainly explained by (i) the effect of translation of figures from our subsidiary in Brazil, (ii) local inflations, particularly in Argentina, and (iii) greater labor costs in all of the countries where we operate.

The foregoing mentioned impacts, led to a Consolidated Operating Income of Ch$78,143 million, a 17.7% growth. Operating Margin was 15.6%.

Consolidated EBITDA amounted to Ch$102,968 million, a 14.8% growth. EBITDA Margin was 20.5%.

Net Income for the quarter was Ch$42,898 million, a 29.9% growth and net margin reached 8.6%.

SUMMARY BY COUNTRY: ARGENTINA

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2016 are in nominal terms. On average during the quarter, the Argentine Peso depreciated against the US Dollar by 8.2%, which has a negative effect over our dollarized costs. With respect to the Chilean peso it depreciated by 13.8% generating a negative accounting impact on the conversion of figures upon consolidation. For a better understanding of Argentine Operations, we include figures in local nominal currency.

1st Quarter 2017 vs. 1st Quarter 2016

Sales Volume for the quarter decreased 9.1%, reaching 56.9 million unit cases, explained by volume decreases in all of the categories where we participate.  Volumes for the quarter were negatively impacted by macroeconomic factors, especially the decrease in our consumers spending power due to high inflation and unfavorable weather conditions, particularly during February. Our soft drinks market share reached 61.9 points, decreasing 10 basis points with respect to same period of the previous year that however is 10 basis points higher than the fourth quarter of last year.

Net Sales reached Ch$149,816 million increasing by 9.6% in the reporting currency and a 27.6% increase in local currency. This is explained by the implementation of price increases and partially offset by the drop in sales volume.

Cost of Sales increased 8.3% and in local currency they increased by 25.8%.  The latter is explained in part by (i) increased revenue, which has a direct incidence over concentrate costs, (ii) increased labor costs, mainly resulting from high local inflation, and (iii) the devaluation effect of the Argentine Peso over our costs expressed in US Dollars. This was partially offset by lower costs resulting from lower sales volume.

Distribution Costs and Administrative Expenses increased 8.5% in the reporting currency.  In local currency, these expenses increased 26.0%, mainly explained by the effect of local inflation upon expenses such as labor, freights and services provided by third parties.

The foregoing effects led to an Operating Income of Ch$21,406 million, a 17.4% increase. Operating Margin was 14.3%. In local currency Operating Income increased 38.9%.

EBITDA amounted to Ch$25,837 million, reflecting a 16.2% increase. EBITDA Margin was 17.2%. On the other hand, in local currency, EBITDA grew 37.0%.

SUMMARY BY COUNTRY: BRAZIL

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2016 are in nominal terms. On average during the quarter, the Brazilian Real appreciated by 19.6% against the US Dollar, having a direct positive impact over our dollarized costs. Regarding the Chilean Peso it appreciated by 16.1%, having a significant positive accounting impact on the conversion of figures upon consolidation. For a better understanding of Brazilian Operations, we include figures in local nominal currency.

1st Quarter 2017 vs. 1st Quarter 2016

Sales Volume during the quarter reached 64.2 million unit cases, a 10.3% decrease, explained by volume reductions in all categories where we participate. Volumes during the quarter continue to be influenced by macroeconomic factors and low consumer trust levels affecting consumption. Soft drinks market share in our franchises in Brazil reached 62.2 points, decreasing 170 basis points regarding the same period of the previous year.

Net Sales reached Ch$164,942 million, a 14.5% increase, mainly explained by the already mentioned effect upon translation of figures.  In local currency, Net Sales decreased 1.3%, explained by the reduction in sales volume that was not able to be offset by the implementation of price increases.

Cost of Sales increased 9.5% mainly explained by the effect upon translation of figures.  In local currency they decreased 5.5% which is mainly explained by (i) lower volumes sold, (ii) the positive effect over dollarized costs of the appreciation of the Brazilian real against the US Dollar, and (iii) lower labor costs, partially explained by the shutdown of the Vitoria plant. These effects were partially offset by (i) a greater cost of concentrate given the implementation of price increases, and (ii) the greater cost of sugar.

Distribution Costs and Administrative Expenses increased 21.4% in the reporting currency.  In local currency, they increased 4.5% which in part is explained by greater labor costs and greater advertising expenses.  This was partially offset by a lower cost of distribution freights resulting from the lower volume sold.

The aforementioned effects led to an Operating Income of Ch$25,914 million, a 24.6% growth.  Operating Margin was 15.7%.  In local currency, Operating Income increased 7.4%.

EBITDA amounted to Ch$32,922 million, a 22.8% growth with respect to the previous year. EBITDA Margin was 20.0%. In local currency EBITDA increased 5.8%.

SUMMARY BY COUNTRY: CHILE

The following figures are set according to IFRS, in nominal Chilean Pesos. All variations regarding 2016 are in nominal terms. On average during the quarter, the Chilean Peso appreciated by 6.7% against the US Dollar, which has a positive impact over our dollarized costs.

1st Quarter 2017 vs. 1st Quarter 2016

During the quarter, Sales Volume reached 64.5 million unit cases, representing a 2.6% growth, explained by the growth in the juices & water categories, partially offset by the reduction in the soft drinks category. On the other hand, volume market share for soft drinks, compared to the same quarter of the previous year, dropped 150 basis points reaching 66.6 points, which is mainly explained by lower market share in the supermarket channel.

Net Sales reached Ch$151,295 million, a 6.0% increase, explained by the increase in average prices and the aforementioned volume growth.

Cost of Sales increased by 5.3%, mainly explained by the shift in the mix towards products that carry greater unit costs such as juices, waters and others. This was partially offset by the appreciation of the Chilean Peso which has a positive effect over our dollarized raw materials.

Distribution Costs and Administrative Expenses increased 3.7%, which is mainly explained by (i) greater distribution freight expenses and (ii) greater labor costs.

The aforementioned effects led to an Operating Income of Ch$24,249 million, which is 12.3% higher when compared to the previous year.  Operating Margin was 16.0%.

EBITDA reached Ch$34,918 million, a 9.9% growth.  EBITDA Margin was 23.1%.

SUMMARY BY COUNTRY: PARAGUAY

The following figures are set according to IFRS, in nominal Chilean Pesos. All 2016 variations are nominal. On average during the quarter, the Paraguayan Guaraní appreciated by 2.5% with respect to the US Dollar, which has a positive impact over our costs expressed in US Dollars. Regarding the Chilean Peso it depreciated by 4.3%, generating a negative accounting impact on the translation of figures upon consolidation. For a better understanding of Paraguayan Operations, we include figures in local nominal currency.

1st Quarter 2017 vs. 1st Quarter 2016

Sales Volume during the quarter reached 16.9 million unit cases, a 0.5% growth, explained by the growth in sales volumes of the soft drinks and water categories and partially offset by the volume decrease in the category of juices & others. Our volume market share for soft drinks reached 66.5 points during the quarter, 130 basis points lower compared to the previous year, explained by promotional activities from our competitors.

Net Sales reached Ch$35,907 million, reflecting a 0.2% decrease, which is mainly explained by the already mentioned effect upon translation of figures. In local currency, Net Sales increased 4.1% explained by the implementation of price increase during the quarter and volume growth.

Cost of Sales decreased 4.7% explained in part by the effect upon translation of figures.  In local currency it decreased 0.6% mainly explained by the drop in sales volume of the juices and others category, which carry a greater unit cost.  This was partially offset by (i) greater concentrate costs resulting from the implementation of price increases, and (ii) a greater cost of sugar.

Distribution Costs and Administrative Expenses increased 0.2% and in local currency they increased 4.5%. This is mainly explained by (i) greater distribution freights, and (ii) increased labor expenses, partially offset by lower depreciation charges.

The aforementioned effects led to an Operating Income of Ch$7,849 million, which is 12.8% higher compared to the previous year. Operating Margin was 21.9%.  In local currency Operating Income grew 17.9%.

EBITDA reached Ch$10,566 million, a 5.6% growth and EBITDA Margin was 29.4%. In local currency EBITDA grew 10.3%.

OTHER INFORMATION

•              Net Financial Income and Expense account recorded a Ch$10,329 million expense, which is compared to a Ch$9,606 million expense for the same quarter of the previous year, mainly explained by the effect upon translation of figures partially offset by higher financial income in Argentina and Brazil.

•              Results by Investment in Related Companies account went from earnings of Ch$763 million to earnings Ch$1,073 million, for the most part explained by the positive variation in proportional equity value from Brazilian equity investees and CMF.

•              Other Income and Expenses account recorded a Ch$5,693 million loss compared to the Ch$4,518 million loss reported during the same quarter of the previous year.  This is mainly explained by greater contingency provisions in Brazil.

•              Results by Adjustment Units and Exchange Rate Differences account went from a Ch$1,786 million loss to a Ch$716 million loss.  This lower loss is mainly explained because a large portion of the Company's debt is expressed in UFs and during this quarter the UF recorded a lower variation (0.47%) than that of the same quarter of the previous year (0.71%). This was partially offset by the negative impact of a lower net restatement of time deposits in UFs in Chile.

•              Income Tax went from -Ch$17,731 million to -Ch$18,752 million, mainly due to better results.

ANALYSIS OF FINANCIAL ASSETS AND LIABILITIES

•              Total financial assets, amounted to US$382.4 million. Excluding the mark-to-market effects of Cross Currency Swaps (“CCS”), financial assets amounted to US$284.4 million, which are invested in time deposits and short-term fixed income money markets. In terms of currency exposure, without considering CCS, financial assets are 37.5% in Chilean Pesos, 23.5% in Brazilian Real, 13.9% in Argentine Pesos, 9.1% in Paraguayan Guaraní, 13.0% in UFs and 3.0% in US Dollars.

•              Financial debt level reached US$1,190.2 million, US$575 million of which correspond to a bond on the international market, US$484.9 million to bonds in the local Chilean market and US$130.3 million correspond to bank debt. Financial debt, including the CCS effect is 61.9% denominated in UFs, 33.2% in Brazilian Real, 2.6% in Argentine Pesos, 1.2% in Chilean Pesos, 1.0% in US Dollars and 0.1% in Paraguayan Guaraní.

•              The Company’s Net Debt including the aforementioned CCS effect reached US$807.8 million.

RECENT EVENTS

•              The following resolutions were adopted at the General Shareholders’ Meeting held on April 26, 2017, among others:

1.                           The approval of the Annual Report, Statements of Financial Position and  Financial Statements for the year 2016; as well as the Report of Independent Auditors with respect to the previously mentioned Financial Statements;

2.                           The approval of earnings distribution and dividend payments;

3.                           The approval of Company dividend distribution policy and the distribution and payment procedures utilized;

4.                           To renew the Board of Directors in its entirety, being composed by the following members:

SERIE A:

Eduardo Chadwick Claro

Juan Claro González

Juan Andrés Fontaine Talavera

José Antonio Garcés Silva

Pilar Lamana Gaete. Independent

Arturo Majlis Albala

Enrique Rapetti

Gonzalo Said Handal

Salvador Said Somavía

Gonzalo Parot Palma. Independent

Susana Tonda Mitri

Karim Yahi

SERIE B:

Georges de Bourguignon

Mariano Rossi

5.                           The approval of compensation for Directors and members of the Directors’ Committee pursuant to Chilean Corporate Law and members of the Audit Committee established pursuant to the Sarbanes-Oxley Act; their annual report and expenses incurred by both Committees;

6.                           The appointment of Ernst & Young as the Company’s independent auditors for the year 2017;

7.                           The appointment of Fitch Ratings and ICR as the Company's local rating agencies and Fitch Ratings and Standard & Poors as the Company's international rating agencies, for the year 2017;

8.                           The approval of the report on Board agreements in accordance with articles 146 and forward of Chilean Corporate Law, regarding operations that took place after the last General Shareholders’ Meeting; and,

9.                           The appointment of El Mercurio from Santiago, as the newspaper where Company notices and shareholders' meetings announcements should be published.

Regarding number 2. above, the Shareholders' Meeting approved payment of a Final Dividend on account of 2016 Fiscal Year and an Additional dividend on account of retained earnings in the following amounts:

Final Dividend

Ch$19.0 (nineteen point zero Chilean pesos) per each Series A Shares; and

Ch$20.9 (twenty point nine Chilean pesos) per each Series B Shares.

Payment of this final dividend will be available beginning May 30, 2017. The Shareholders’ Registry will close on the fifth business day prior to payment date.

Additional Dividend

Ch$19.0 (nineteen point zero Chilean pesos) per each Series A Shares; and

Ch$20.9 (twenty point nine Chilean pesos) per each Series B Shares.

Payment of this additional dividend will be available beginning August 31, 2017. The Shareholders’ Registry will close on the fifth business day prior to payment date.

•                Heineken announced in its First Quarter 2017 Results Press Release that it intended to review the way in which it currently commercializes its product portfolio in Brazil, following the acquisition of Brazil Kirin. Heineken’s product portfolio in Brazil is currently commercialized and distributed by the Bottlers in the Coca-Cola System in that country, including our subsidiary Rio de Janeiro Refrescos, pursuant to an agreement effective until 2022. On April 25th 2017, our subsidiary in Brazil received a formal notice from Heineken, in which it announces its intention to terminate the business relationship with the Coca-Cola system in Brazil. Since the agreement with Heineken is still in force, we are evaluating possible actions; meanwhile we will continue servicing the market with Heineken products.

CONFERENCE CALL

We will be hosting a conference call for investors and analysts, where we will review the First Quarter’s Results as of March 31,  2017 on Thursday April 27, 2017 at 10:00 am (New York time) - 11:00 am (Santiago time).

To participate please dial: USA 1 (800) 895-0198 - International (outside USA): 1 (785) 424-1053. Access Code: ANDINA.  A replay of this conference call will be available until midnight (Eastern Time) of May 12, 2017. To obtain the replay please dial USA: 844-488-7474 – International (Outside USA): 1 (862) 902-0129. Access Code: 97752060. The audio will be available on the Company’s website: www.koandina.com beginning Friday, April 28, 2017.

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 52.2 million people, delivering during 2016 more than 4.4  billion liters of soft drinks, juices, and bottled waters. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families control

Coca-Cola Andina in equal parts. The Company’s proposal to generate value is being leader in the non-alcoholic beverages market, developing a relationship of excellence with consumers of its products, as well as with its employees, customers, suppliers and with its strategic partner Coca-Cola. For more company information visit www.koandina.com

This document may contain projections reflecting Coca-Cola Andina`s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company’s control and which could materially impact the current performance. Among the factors that could change the performance are: the political and economic conditions on consumer spending, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

Embotelladora Andina S.A.

First Quarter Results for the period ended March 31, IFRS GAAP

(In nominal million Chilean Pesos, except per share)

	January-March 2017					January-March 2016
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	64.5	64.2	56.9	16.9	202.4	62.8	71.6	62.6	16.8	213.8	-5.3%

Net sales	151,295	164,942	149,816	35,907	501,388	142,796	144,092	136,730	35,984	459,113	9.2%
Cost of sales	(86,974)	(98,222)	(78,350)	(20,118)	(283,093)	(82,557)	(89,679)	(72,341)	(21,102)	(265,191)	6.8%
Gross profit	64,321	66,720	71,466	15,788	218,295	60,238	54,413	64,389	14,882	193,922	12.6%
Gross margin	42.5%	40.5%	47.7%	44.0%	43.5%	42.2%	37.8%	47.1%	41.4%	42.2%
Distribution and administrative expenses	(40,071)	(40,806)	(50,059)	(7,939)	(138,876)	(38,644)	(33,616)	(46,152)	(7,926)	(126,338)	9.9%

Corporate expenses (2)					(1,276)					(1,171)	9.0%
Operating income (3)	24,249	25,914	21,406	7,849	78,143	21,594	20,797	18,237	6,956	66,414	17.7%
Operating margin	16.0%	15.7%	14.3%	21.9%	15.6%	15.1%	14.4%	13.3%	19.3%	14.5%
EBITDA (4)	34,918	32,922	25,837	10,566	102,968	31,786	26,814	22,236	10,008	89,674	14.8%
EBITDA margin	23.1%	20.0%	17.2%	29.4%	20.5%	22.3%	18.6%	16.3%	27.8%	19.5%

Financial (expenses) income (net)					(10,329)					(9,606)	7.5%
Share of (loss) profit of investments accounted for using the equity method					1,073					763	40.6%
Other income (expenses) (5)					(5,693)					(4,518)	26.0%
Results by readjustement unit and exchange rate difference					(716)					(1,786)	-59.9%

Net income before income taxes					62,478					51,267	21.9%

Income tax expense					(18,752)					(17,731)	5.8%

Net income					43,726					33,536	30.4%

Net income attributable to non-controlling interests					(828)					(524)	58.1%
Net income attributable to equity holders of the parent					42,898					33,012	29.9%
Net margin					8.6%					7.2%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					45.3					34.9
EARNINGS PER ADS					271.9					209.3	29.9%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) Operating income: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance: Net sales, cost of sales, distribution expenses and administrative expenses.

(4) EBITDA: Operating Income + Depreciation

(5) Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

First Quarter Results for the period ended March 31, IFRS GAAP

(In nominal million US$, except per share)

Exch. Rate :	655.10	Exch. Rate :	702.08

	January-March 2017						January-March 2016
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)%
VOLUME TOTAL BEVERAGES (Million UC)	64.5	64.2	56.9	16.9	202.4	62.8	71.6	62.6	16.8	213.8	-5.3%

Net sales	231.0	251.8	228.7	54.8	765.4	203.4	205.2	194.8	51.3	653.9	17.0%
Cost of sales	(132.8)	(149.9)	(119.6)	(30.7)	(432.1)	(117.6)	(127.7)	(103.0)	(30.1)	(377.7)	14.4%
Gross profit	98.2	101.8	109.1	24.1	333.2	85.8	77.5	91.7	21.2	276.2	20.6%
Gross margin	42.5%	40.5%	47.7%	44.0%	43.5%	42.2%	37.8%	47.1%	41.4%	42.2%
Distribution and administrative expenses	(61.2)	(62.3)	(76.4)	(12.1)	(212.0)	(55.0)	(47.9)	(65.7)	(11.3)	(179.9)	17.8%

Corporate expenses (2)					(1.9)					(1.7)	16.8%
Operating income (3)	37.0	39.6	32.7	12.0	119.3	30.8	29.6	26.0	9.9	94.6	26.1%
Operating margin	16.0%	15.7%	14.3%	21.9%	15.6%	15.1%	14.4%	13.3%	19.3%	14.5%
EBITDA (4)	53.3	50.3	39.4	16.1	157.2	45.3	38.2	31.7	14.3	127.7	23.1%
EBITDA margin	23.1%	20.0%	17.2%	29.4%	20.5%	22.3%	18.6%	16.3%	27.8%	19.5%

Financial (expenses) income (net)					(15.8)					(13.7)	15.2%
Share of (loss) profit of investments accounted for using the equity method					1.6					1.1	50.7%
Other income (expenses) (5)					(8.7)					(6.4)	35.0%
Results by readjustement unit and exchange rate difference					(1.1)					(2.5)	-57.0%

Net income before income taxes					95.4					73.0	30.6%

Income tax expense					(28.6)					(25.3)	13.3%

Net income					66.7					47.8	39.7%

Net income attributable to non-controlling interests					(1.3)					(0.7)	69.4%
Net income attributable to equity holders of the parent					65.5					47.0	39.3%
Net margin					8.6%					7.2%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.07					0.05
EARNINGS PER ADS					0.42					0.30	39.3%

(1) Total may be different from the addition of the four countries because of intercountry eliminations

(2) Corporate expenses partially reclassified to the operations.

(3) Operating income: includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : Net sales, cost of sales, distribution expenses and administrative expenses.

(4) EBITDA: Operating Income + Depreciation

(5) Other income (expenses): includes the following lines of the income statement by function included in the published financial statements in the superintendency of securities and ‘insurance : “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

First Quarter Results for the period ended March 31, 2017 IFRS GAAP

(In nominal local currency of each period)

	January-March 2017				January-March 2016
	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina Million AR$	Paraguay Million G$
TOTAL BEVERAGES VOLUME (Million UC)	64.5	64.2	56.9	16.9	62.8	71.6	62.6	16.8

NET SALES	151,295	791.3	3,581.8	309,472	142,796	802.0	2,807.8	297,254
Cost of sales	(86,974)	(471.2)	(1,872.7)	(173,289)	(82,557)	(498.8)	(1,489.1)	(174,316)
Gross profit	64,321	320.1	1,709.1	136,183	60,238	303.1	1,318.7	122,939
Gross margin	42.5%	40.5%	47.7%	44.0%	42.2%	37.8%	47.0%	41.4%
Distribution and administrative expenses	(40,071)	(195.9)	(1,196.6)	(68,433)	(38,644)	(187.5)	(949.7)	(65,462)

Operating income (1)	24,249	124.2	512.4	67,751	21,594	115.7	369.0	57,477
Operating margin	16.0%	15.7%	14.3%	21.9%	15.1%	14.4%	13.1%	19.3%
EBITDA (2)	34,918	157.8	618.5	91,197	31,786	149.1	451.6	82,688
EBITDA margin	23.1%	19.9%	17.3%	29.5%	22.3%	18.6%	16.1%	27.8%

(1) OPERATING INCOME: Considers the following items of the income statement by function included in the financial statements filed with the Chilean Superintendence of Securities and Insurance: Net Sales , Cost of Sales, Distribution Costs, and Administrative Expenses.

(2) EBITDA: Operating Income + Depreciation

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In nominal million Chilean Pesos)

				Variation %
	03-31-2017	12-31-2016	03-31-2016	12-31-2016	03-31-2016
ASSETS
Cash + Time deposits + market. Securit.	192,931	201,417	189,401	-4.2%	1.9%
Account receivables (net)	161,165	196,313	148,044	-17.9%	8.9%
Inventories	166,671	144,709	134,716	15.2%	23.7%
Other current assets	9,262	10,304	13,957	-10.1%	-33.6%
Total Current Assets	530,029	552,742	486,118	-4.1%	9.0%

Property, plant and equipment	1,347,343	1,320,867	1,228,153	2.0%	9.7%
Depreciation	(677,643)	(654,716)	(601,723)	3.5%	12.6%
Total Property, Plant, and Equipment	669,700	666,151	626,430	0.5%	6.9%

Investment in related companies	97,225	77,198	62,956	25.9%	54.4%
Goodwill	104,785	102,920	96,876	1.8%	8.2%
Other long term assets	804,449	800,099	828,174	0.5%	-2.9%
Total Other Assets	1,006,459	980,216	988,006	2.7%	1.9%

TOTAL ASSETS	2,206,189	2,199,110	2,100,554	0.3%	5.0%

				Variation %
LIABILITIES & SHAREHOLDERS’ EQUITY	03-31-2017	12-31-2016	03-31-2016	12-31-2016	03-31-2016

Short term bank liabilities	37,360	20,610	22,358	81.3%	67.1%
Current portion of bonds payable	17,507	26,730	16,998	-34.5%	3.0%
Other financial liabilities	6,028	4,015	3,463	50.1%	74.1%
Trade accounts payable and notes payable	268,558	286,957	199,097	-6.4%	34.9%
Other liabilities	70,412	81,223	58,309	-13.3%	20.8%
Total Current Liabilities	399,865	419,534	300,225	-4.7%	33.2%

Long term bank liabilities	17,219	17,736	28,641	-2.9%	-39.9%
Bonds payable	680,762	685,684	690,370	-0.7%	-1.4%
Other financial liabilities	17,969	18,150	17,300	-1.0%	3.9%
Other long term liabilities	216,867	215,835	213,690	0.5%	1.5%
Total Long Term Liabilities	932,817	937,405	950,001	-0.5%	-1.8%

Minority interest	22,399	21,564	21,478	3.9%	4.3%

Stockholders’ Equity	851,108	820,606	828,850	3.7%	2.7%

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	2,206,189	2,199,110	2,100,554	0.3%	5.0%

Financial Highlights

(In nominal million Chilean Pesos)

ADDITIONS TO FIXED ASSETS	03-31-2017	12-31-2016	03-31-2016

Chile	13,102	42,432	9,106
Brazil	14,179	39,517	4,596
Argentina	7,690	37,030	12,087
Paraguay	1,792	9,240	1,350
	36,762	128,217	27,139

DEBT RATIOS	03-31-2017	12-31-2016	03-31-2016

Financial Debt / Total Capitalization	0.47	0.48	0.48
Financial Debt / EBITDA L12M	2.40	2.49	2.48
*EBITDA L12M+Interest Income/Interest Expense L12M	6.34	6.24	6.16

* Includes interest income

L12M: Last twelve months

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Andrés Wainer
	Name:	Andrés Wainer
	Title:	Chief Financial Officer

Santiago, April 26, 2017